UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 29, 2015, announcing the Company has entered into a heads of agreement to amend the long-term chartering agreements it has with Frontline Ltd. ("Frontline").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: May 29, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Adjusted agreement with Frontline Ltd.

Press release from Ship Finance International Limited, May 29, 2015.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced that it has entered into a heads of agreement to amend the long-term chartering agreements with Frontline Ltd. ("Frontline").

The Company currently has 17 vessels on charter to subsidiaries of Frontline, with an average remaining charter term of nearly 8 years. The new agreement will take effect from July 1, 2015 and will be a combination of reduced long-term base rates, increased profit split and an ownership share in Frontline. The operating expenses, including dry-docking, payable to a subsidiary of Frontline will also be adjusted to current market level.

•	New time charter rate for VLCCs: $20 000/day

•	New time charter rate for Suezmaxes: $15 000/day

•	New opex for all vessels: $9,000/day

•	New profit split: 50% above new time charter rates

•	55 million Frontline shares will be issued to Ship Finance

Ship Finance will continue chartering the vessels to a subsidiary of Frontline, and in exchange for releasing Frontline from their current guarantee obligation on the charters, a cash buffer of $34 million ($2 million per vessel) will be built up in the chartering company.

Accrued cash sweep from January through June 2015 based on the existing agreement, estimated to approximately $20 million, will be paid in cash to Ship Finance.

Under the current agreement, Ship Finance is entitled to a 25% profit split above approximately $26,700/day for the VLCCs and $21,100/day for the Suezmaxes, calculated and payable on an annual basis. Frontline prepaid $50 million of this profit split in December 2011, and no additional profit split has so far accumulated in excess of this amount.

The new profit split agreement will start accruing from July 1, 2015 and will now be calculated and paid on a quarterly basis. Going forward, profit split payments will not be subject to the previous $50 million threshold.

Based on closing shareprice on May 28, 2015, of $3.06 per share, the market value of the Frontline shares to be issued to the Company is approximately $168 million, and based on the volume-weighted shareprice last 3 months of $2.64 per share, the value is approximately $145 million.

When issued, the shares will represent approximately 27.7% of the total shares in Frontline on a diluted basis. Following customary filing requirements, the shares received may be distributed to our shareholders as a special dividend or sold at a later stage. In addition, Ship Finance owns approximately $117 million of senior unsecured amortizing notes in Frontline, which will remain unchanged and serviced by Frontline like before.

The release of the charter guarantee relating to our charters is seen as an important feature to facilitate strategic transactions in Frontline, including potential mergers and/or acquisitions going forward.

CEO of Ship Finance Management AS, Ole B. Hjertaker said in a comment: "We are currently enjoying a very strong tanker market, and the new and higher profit share arrangement is likely to generate higher net cash flows from the vessels in the near term. Lower base rates will also ensure a more sustainable long term structure, with a cash buffer to mitigate potential fluctuations in the charter market.

Since the establishment of Ship Finance in 2004, we have received more than $600 million in cash sweep and profit sharing from Frontline. It has enabled the Company to grow and diversify the asset base much faster than originally anticipated with corresponding higher dividend capacity. Changing the calculation of the profit split to quarterly basis and starting from a lower level adds interesting optionality for us going forward, with the potential for increased long term quarterly distribution capacity."

May 29, 2015

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Andre Reppen, Senior Vice President: +47 23114055

Media Contact:

Ole B. Hjertaker, Chief Executive Officer: +47 23114011

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including recent acquisitions, the Company will have a fleet of 72 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 22 dry bulk carriers (including 8 acquisitions), 17 container vessels, two car carriers, six offshore supply vessels, two jack-up drilling rigs and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.